EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong second quarter financial results
Remains well positioned to fund $32 billion secured capital program

CALGARY, Alberta – August 1, 2019 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for second quarter 2019 of $1.1 billion or $1.21 per share compared to net income of $785 million or $0.88 per share for the same period in 2018. Comparable earnings for second quarter 2019 were $924 million or $1.00 per common share compared to $768 million or $0.86 per common share in 2018. TC Energy's Board of Directors also declared a quarterly dividend of $0.75 per common share for the quarter ending September 30, 2019, equivalent to $3.00 per common share on an annualized basis.
"During the second quarter of 2019, our diversified portfolio of critical energy infrastructure assets continued to perform very well," said Russ Girling, TC Energy’s President and Chief Executive Officer. "Comparable earnings per share increased 16 per cent compared to the same period last year while comparable funds generated from operations of $1.7 billion were 14 per cent higher. The increases reflect the strong performance of our legacy assets and contributions from approximately $5.6 billion of growth projects that entered service in the first half of 2019."
"With our existing assets benefiting from continued high utilization rates and $32 billion of secured growth projects underway, approximately $7 billion of which are expected to be completed by the end of the year, we expect our strong operating and financial performance to continue. They are underpinned by regulated or long-term contracted business models that are expected to support annual dividend growth of eight to 10 per cent through 2021," added Girling. "We have invested $11 billion in these projects to date and are well positioned to fund the remainder of our secured growth program."
During the last few months we advanced a number of portfolio management activities including the partial monetization of the Northern Courier Pipeline as well as the sale of certain Columbia Midstream assets and our Ontario natural gas-fired power plants. These initiatives, combined with the sale of the Coolidge generating station which closed in late May, are expected to result in approximately $6.3 billion of proceeds from announced asset sales in 2019. When combined with significant internally generated cash flow, access to capital markets and potential additional portfolio management, we are well positioned to prudently fund our capital program with a strong focus on per share measures and in a manner that is consistent with achieving targeted credit metrics including debt-to-EBITDA in the high four times area in 2019 and thereafter.
"Looking forward, we continue to progress more than $20 billion of projects under development including Keystone XL and the Bruce Power life extension program. Success in advancing these and other growth initiatives that are expected to emanate from our five operating businesses and exceptional footprint across North America could extend our growth outlook well into the next decade," concluded Girling.

Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)

•	Second quarter 2019 financial results
◦Net income attributable to common shares of $1.1 billion or $1.21 per common share
◦Comparable earnings of $924 million or $1.00 per common share
◦Comparable earnings before interest, taxes, depreciation and amortization of $2.3 billion
◦Net cash provided by operations of $1.7 billion
◦Comparable funds generated from operations of $1.7 billion

◦	Comparable distributable cash flow of $1.5 billion or $1.64 per common share

•	Declared a quarterly dividend of $0.75 per common share for the quarter ending September 30, 2019

•	Continued construction activities on the Coastal GasLink pipeline project; on July 26, 2019 the National Energy Board (NEB) issued its decision affirming provincial jurisdiction for the project

•	Placed approximately $0.3 billion of NGTL System projects in service in the first half of 2019

•	Placed the White Spruce pipeline in northeast Alberta in service in May 2019

•	Achieved necessary milestones to move Louisiana XPress and Grand Chenier XPress into secured projects at a combined cost of approximately US$0.6 billion

•	Received NEB approval of the North Bay Junction Long Term Fixed Price (NBJ LTFP) service, as filed

•	Closed the sale of our Coolidge generating station in Arizona for US$448 million

•	Entered into an agreement to sell certain Columbia Midstream assets for approximately US$1.3 billion

•	Issued $1.0 billion of 30-year fixed-rate medium-term notes

•	Completed the partial monetization of the Northern Courier pipeline for aggregate gross proceeds of approximately $1.15 billion in July 2019

•	On July 30, 2019, announced an agreement to sell our interests in three Ontario natural gas-fired power plants for approximately $2.87 billion.
Net income attributable to common shares increased by $340 million or $0.33 per common share to $1.1 billion or $1.21 per share for the three months ended June 30, 2019 compared to the same period last year. Per share results reflect the dilutive impact of common shares issued under our Dividend Reinvestment Plan (DRP) in 2018 and 2019 and our Corporate At-The-Market (ATM) program in 2018. Second quarter 2019 results included an after-tax gain of $54 million related to the sale of our Coolidge generating station in May 2019, a deferred tax benefit of $32 million related to the impact of an Alberta corporate income tax rate reduction on our Canadian businesses not subject to rate-regulated accounting and an after-tax gain of $6 million related to our U.S. Northeast power marketing contracts. Second quarter 2018 results included an after-tax loss of $11 million related to our U.S. Northeast power marketing contracts. These specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings.
Comparable EBITDA increased by $333 million for the three months ended June 30, 2019 compared to the same period in 2018 primarily due to the net effect of the following:

•	higher contribution from Liquids Pipelines primarily due to higher volumes on the Keystone Pipeline System and increased earnings from liquids marketing activities

•	higher contribution from U.S. Natural Gas Pipelines mainly due to increased earnings from Columbia Gas and Columbia Gulf growth projects placed in service

•
higher contribution from Power and Storage primarily due to increased Bruce Power results from a higher realized power price, partially offset by the sale of our interests in the Cartier Wind power facilities in 2018

•
lower flow-through income taxes on the NGTL System and the Canadian Mainline as a result of accelerated tax depreciation enacted in June 2019, partially offset by increased depreciation and higher incentive earnings for the Canadian Mainline in 2019

•	foreign exchange impact of a stronger U.S. dollar on the Canadian dollar equivalent earnings from our U.S. and Mexico operations.

Due to the flow-through treatment of income taxes on our Canadian rate-regulated pipelines, the beneficial income tax change on these assets related to accelerated tax depreciation reduces our comparable EBITDA despite having no impact on net income.
Comparable earnings increased by $156 million or $0.14 per common share for the three months ended June 30, 2019 compared to the same period in 2018 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•
higher depreciation largely in Canadian Natural Gas Pipelines, which is fully recovered in tolls as reflected in the comparable EBITDA discussion above, therefore having no impact on comparable earnings. In addition, higher consolidated depreciation reflects new projects placed in service

•	lower interest income and other due to realized losses in 2019 on derivatives used to manage exposure to foreign exchange rate fluctuations on U.S. dollar-denominated income

•
higher income tax expense due to higher comparable earnings before income taxes and lower foreign tax rate differentials, partially offset by lower flow-through income taxes in our Canadian rate-regulated pipelines

•
higher interest expense primarily as a result of higher levels of short-term borrowings, long-term debt issuances, net of maturities, and the foreign exchange impact on translation of U.S. dollar-denominated interest.

Comparable earnings per common share for the three months ended June 30, 2019 also reflects the dilutive impact of common shares issued under our DRP in 2018 and 2019 and our Corporate ATM program in 2018.
Notable recent developments include:
Canadian Natural Gas Pipelines:

•
Coastal GasLink Pipeline Project: Following the October 2018 positive Final Investment Decision (FID) by LNG Canada, construction activities continue at many locations along the pipeline route including the area south of Houston, B.C. which required a B.C. Supreme Court injunction for access. We expect a further decision in third quarter 2019 from the B.C. Supreme Court to extend the injunction to project completion.

On July 26, 2019 the NEB issued its decision affirming provincial jurisdiction for Coastal GasLink. Accordingly, construction will continue to proceed as planned under the permits granted to Coastal GasLink by the B.C. Oil and Gas Commission.
TC Energy continues to advance funding plans for this $6.2 billion pipeline project through a combination of the sale of up to 75 per cent ownership interest and project financing, which are proceeding as planned. Both transactions are expected to be completed in fourth quarter 2019.

•	NGTL System: In the first half of 2019, the NGTL System placed approximately $0.3 billion of capacity projects in service.
On March 14, 2019, the NGTL System Rate Design and Services Application was filed with the NEB which included a settlement agreement negotiated between NGTL and members of its Tolls, Tariff, Facilities and Procedures (TTFP) committee, which represents stakeholders. The settlement is supported by a majority of members of the TTFP committee. The Application addresses rate design, terms and conditions of service for the NGTL System and a tolling methodology for the North Montney Mainline (NMML). Given the complexity of the issues raised in the Application, the NEB decided to hold a public hearing which is expected to conclude in fourth quarter 2019.
On May 16, 2019, the NEB approved the proposed NMML tolling methodology including the surcharge, as filed, on an interim basis, pending the outcome of the above Rate Design and Services Application.

•	Canadian Mainline: On May 9, 2019, we received NEB approval of the NBJ LTFP service, as filed.

U.S. Natural Gas Pipelines:

•
Sale of Columbia Midstream assets: On July 2, 2019, we entered into an agreement to sell certain Columbia Midstream assets to UGI Energy Services, LLC, a subsidiary of UGI Corporation, for proceeds of approximately US$1.3 billion. The transaction is expected to close in third quarter 2019 subject to post-closing adjustments and customary regulatory approvals. The sale is expected to result in a pre-tax gain of $20 million ($130 million after-tax loss), which includes the release of an estimated $589 million of Columbia's goodwill allocated to these assets that is not deductible for tax purposes. The gain and related tax impact will be recognized upon closing of the transaction. This sale does not include any interest in Columbia Energy Ventures Company, which is our minerals business in the Appalachian basin.

•
East Lateral XPress: In second quarter 2019, we approved the East Lateral XPress project, an expansion project on the Columbia Gulf system that will connect supply to Gulf Coast LNG export markets. Subject to a positive customer FID, the anticipated in-service is 2022 with estimated project costs of US$0.3 billion.

•
Louisiana XPress and Grand Chenier XPress: Combined, the Louisiana XPress and Grand Chenier XPress projects will connect nearly 2 Bcf/d of supply to Gulf Coast LNG export facilities. Both projects have now obtained necessary customer approvals or waivers of conditions allowing the projects to move to the execution phase. The anticipated in-service date of Louisiana XPress is in 2022 and estimated project costs are US$0.4 billion. The anticipated in-service dates for Grand Chenier are in 2021 and 2022 for Phase I and II, respectively, with total estimated project costs of US$0.2 billion.

Mexico Natural Gas Pipelines:

•
Sur de Texas: In June 2019, we completed construction and commissioning activities for the 775 km (482 mile) Sur de Texas pipeline, which has the capacity to provide up to 2.6 Bcf/d of natural gas supply to Mexico directly from the United States. We communicated the pipeline’s readiness for operation to both the regulator, Comisión Reguladora de Energía (CRE), and our customer, Comisión Federal de Electricidad (CFE), as required under our service contract. We require CFE's acknowledgment of readiness prior to commencing transportation service to CFE. To date, CFE has not provided this acknowledgment and, as a result, we have not been able to commence transportation services under their contract.

•
Villa de Reyes: Construction of the Villa de Reyes project is ongoing, but the project has experienced force majeure events that have delayed the schedule. We anticipate a phased in-service sequence to commence late 2019.

•
Tula: Construction for the central segment of the Tula project has been delayed due to a lack of progress by the Secretary of Energy, the governmental department responsible for Indigenous consultations. Project completion has been revised to the end of 2021.

•
CFE Arbitration: In June 2019, CFE filed requests for arbitration under the Sur de Texas, Villa de Reyes and Tula contracts, seeking nullification of clauses that govern the parties’ responsibilities in instances of force majeure and require reimbursement of fixed capacity payments. We are analyzing the content of the arbitration requests and preparing our response. In our view, the contracts were properly established in accordance with all original bid and regulatory requirements and remain valid and enforceable. We will defend them as necessary through the arbitration proceedings.

We have received certain capacity payments under force majeure provisions in the contracts governing the Sur de Texas, Villa de Reyes and Tula projects but we have not commenced recording revenues under these contracts.

The President of Mexico and the CEO of CFE have also made public statements questioning various provisions of the Sur de Texas, Villa de Reyes and Tula contracts. The parties have invited us to participate in negotiations to address these perceived issues and we have commenced discussions.
Liquids Pipelines:

•
White Spruce: The White Spruce pipeline, which transports crude oil from Canadian Natural Resources Limited's Horizon facility in northeast Alberta to the Grand Rapids pipeline, was placed in service in May 2019.

•
Northern Courier: On July 17, 2019, we completed the sale of an 85 per cent equity interest in the Northern Courier pipeline to Alberta Investment Management Corporation for gross proceeds of $144 million before post-closing adjustments, resulting in an expected pre-tax gain of $70 million after recording our remaining 15 per cent interest at fair value. On an after-tax basis, the gain of approximately $115 million reflects the utilization of previously unrecognized tax loss benefits. Preceding the equity sale, Northern Courier pipeline issued $1.0 billion of long-term, non-recourse debt, the proceeds from which were paid to TC Energy, resulting in aggregate gross proceeds to TC Energy of approximately $1.15 billion from this asset monetization.

We will remain the operator of the Northern Courier pipeline and will use the equity method to account for our remaining 15 per cent interest in our Consolidated financial statements.

•
Keystone XL: A decision from the Nebraska Supreme Court on the appeal of the Nebraska Public Service Commission route approval remains pending. We expect the decision to be issued in third quarter 2019.

In March 2019, U.S. President Trump issued a new Presidential Permit for the Keystone XL project, which superseded the 2017 Permit.
On June 6, 2019, the U.S. Court of Appeals (Appellate Court) for the Ninth Circuit granted TC Energy’s and the U.S. Government’s motions to dismiss the appeals from the various rulings of the District Court in Montana affecting the 2017 Keystone XL Presidential Permit and the associated injunction barring certain pre-construction activities and construction of the project. The Appellate Court found that issuance of the new Presidential Permit negates the challenges to the 2017 Permit. The Appellate Court overturned the District Court’s injunction orders and, on July 29, 2019, the injunction was dissolved.
Power and Storage (previously Energy):

•
Ontario Natural Gas-Fired Power Plants: On July 30, 2019, we entered into an agreement to sell our Halton Hills and Napanee power plants as well as our 50 per cent interest in Portlands Energy Centre to a subsidiary of Ontario Power Generation Inc. for proceeds of approximately $2.87 billion, subject to timing of the close and related adjustments. The sale is expected to close in late 2019 subject to conditions which include regulatory approvals and Napanee reaching commercial operations as outlined in the agreement. We expect this sale to result in a total pre-tax loss of approximately $230 million ($150 million after tax), with $125 million of the pre-tax loss recorded at July 30, 2019 upon classifying the net assets as held for sale. The remaining loss will be recorded on or before closing of the transaction.

In March 2019, Napanee experienced an equipment failure while progressing commissioning activities. Steps are being taken to address the situation and commercial operations are expected to commence by the end of 2019.

•
Coolidge Generating Station: In December 2018, we entered into an agreement to sell our Coolidge generating station in Arizona to SWG Coolidge Holdings, LLC (SWG). Salt River Project Agriculture Improvement and Power District (SRP), the PPA counterparty, subsequently exercised its contractual right of first refusal (ROFR) on a sale to a third party and we terminated the agreement with SWG. On May 21, 2019, we completed the sale to SRP for proceeds of US$448 million before post-closing adjustments, as per the terms of their ROFR, resulting in a pre-tax gain of $68 million ($54 million after tax).

•
Monetization of U.S. Northeast power business: In May 2019, we sold our remaining U.S. Northeast power marketing contracts. This transaction concludes the wind-down of our U.S. Northeast power marketing business.

Corporate:

•
Common Share Dividend: Our Board of Directors declared a quarterly dividend of $0.75 per common share for the quarter ending September 30, 2019 on TC Energy's outstanding common shares. The quarterly amount is equivalent to $3.00 per common share on an annualized basis.

•
Issuance of Long-term Debt: In April 2019, TCPL issued $1.0 billion of Medium Term Notes due in October 2049 bearing interest at a fixed rate of 4.34 per cent. The net proceeds of this debt issuance were used for general corporate purposes and to fund our capital program.

•
Dividend Reinvestment Plan: In second quarter 2019, the DRP participation rate amongst common shareholders was approximately 34 per cent resulting in $238 million reinvested in common equity under the program. Year-to-date in 2019, the participation rate amongst common shareholders has been approximately 33 per cent resulting in $464 million of dividends reinvested.

•	Corporate Name Change: On May 3, 2019, TransCanada Corporation changed its name to TC Energy Corporation following shareholder approval at our 2019 annual and special meeting.
Teleconference and Webcast:
We will hold a teleconference and webcast on Thursday, August 1, 2019 to discuss our second quarter 2019 financial results. Russ Girling, President and Chief Executive Officer, Don Marchand, Executive Vice-President and Chief Financial Officer, and members of the executive leadership team will discuss TC Energy's second quarter financial results and company developments at 9 a.m. MDT / 11 a.m. EDT.
Members of the investment community and other interested parties are invited to participate by calling 800.377.0758 or 416.340.2218 (Toronto area). Please dial in 10 minutes prior to the start of the call. No pass code is required. A live webcast of the teleconference will be available on TC Energy's website at www.TCEnergy.com/events or via the following URL: www.gowebcasting.com/10024.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on August 8, 2019. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 6470380#.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available under TC Energy's profile on SEDAR at www.sedar.com, with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml and on our website at www.TCEnergy.com.
TC Energy and its affiliates deliver the energy millions of people rely on every day to power their lives and fuel industry. We are not only focused on what we do, but how we do it - guided by core values of safety, responsibility, collaboration and integrity, our more than 7,000 people are committed to sustainably developing and operating pipeline, power generation and energy storage facilities across Canada, the United States and Mexico. TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. Visit www.TCEnergy.com and connect with us on social media to learn more.

Forward Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 31, 2019 and the 2018 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA, comparable distributable cash flow, comparable distributable cash flow per common share and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's Quarterly Report to Shareholders dated July 31, 2019.

Media Enquiries:
Jaimie Harding / Warren Beddow
403.920.7859 or 800.608.7859

Investor & Analyst Enquiries:
David Moneta / Duane Alexander
403.920.7911 or 800.361.6522